December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:    David Lin

Re:    Payment Data Systems, Inc.
Registration Statement on Form S-3, as amended
Filed October 27, 2017, and amended on November 21, 2017
File No. 333-221178
Acceleration Request
Requested Date: December 6, 2017
Requested Time: 4:00 P.M. EST

Dear Mr. Lin:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Payment Data Systems, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to Wednesday, December 6, 2017 at 4:00 p.m. EST or as soon as practicable thereafter.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Louis A. Hoch
By: Louis A. Hoch
President and Chief Executive Officer

cc: Amy Trombly, Esq.